UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2025

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Jeffs’ Brands Ltd (the “Company” or “Jeffs’ Brands”) hereby updates that pursuant to Section 2(a) of the Series A Warrants dated January 29, 2024 (the “Series A Warrants”) to purchase ordinary shares, no par value, of the Company (the “Ordinary Shares”), and Section 2(a) of the warrant to purchase Ordinary Shares, issued in connection with convertible promissory note, dated January 16, 2025 (the “Note Warrant”), effective as of May 6, 2025, the exercise price per each whole Ordinary Share issuable upon exercise of the outstanding Series A Warrants and the Note Warrant was adjusted to $0.698915 (subject to any further adjustment as provided therein). No other changes, adjustments or modifications were made to the Series A Warrants or the Note Warrant.

This Form of Private Foreign Issuer on Form 6-K, is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904 and File No. 333-28503) and Registration Statements on Form S-8 (File No. 333-269119 and File No. 333-280459), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: May 8, 2025	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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